SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/000100

NIRE [Corporate Registration Identification Number] 35.300.368.941

A PubliclyHeld Company

NOTICE TO MARKET

Increase in Equity Participation

Ambev S.A. (the “Company”), in compliance with article 12 of CVM Instruction 358/02, as amended, informs that it received, on July 12, 2016, notice from its shareholder Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “FAHZ”), with CNPJ under n. 60.480.480/0001-87, with headquarters at Rua Vergueiro, n. 17, São Paulo, São Paulo, informing that FAHZ equity participation in the Company was increased to 10,00021988% of the Company’s outstanding shares, totaling 1.571.796.101 common shares.

In addition, FAHZ (i) informed that it does not own any other security issued by Ambev S.A., nor any derivative financial instrument linked to such shares; (ii) clarified that the objective of the acquisition of Ambev S.A. shares by FAHZ is strictly an investment, and does not modify the control or the management structure of the Company; and (iii) informed that FAHZ is part of the controlling group of the Company, as per the Shareholder Agreements executed on April 16, 2016, and there are no other contracts or agreements which regulate the voting right or the purchase and sale, by FAHZ, of securities issued by Ambev S.A.

The original notice was filed at the Company's headquarters.

São Paulo, July 12, 2016.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer